Mail Stop 6010


      February 21, 2006


Mr. Roger A. Derse
Chief Financial Officer
White Electronic Designs Corporation
3601 E. University Drive
Phoenix, Arizona  85034

	Re:	White Electronics Designs Corporation
      Form 10-K for the Fiscal Year Ended October 1, 2005
      File No.  001-04817

Dear Mr. Derse:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those items we have addressed in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Year Ended October 1, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 25

-Results of Operations, page 31

1. We note that you present non-GAAP measures in the form of a statement of operations for the year ended October 1, 2005. This format reflects several non-GAAP measures, including non-GAAP revenue, non-GAAP cost of sales, non-GAAP selling, general and administrative expenses, non-GAAP research and development expenses, non-GAAP income from operations, non-GAAP income before taxes which have not been identified or described to investors. Please note that
Item 10(e) of Regulation S-K requires that you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors. Please revise in future filings to remove the non-GAAP statements of operations format and disclose those non-GAAP measures used by management with the appropriate reconciliations. Refer to Item 10(e) of Regulation S-K and Frequently Asked Questions No. 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

2. We note that you present non-GAAP financial measures such as net income excluding goodwill impairment charges, income tax adjustment of $.8 million, and a sales return adjustment of $.2 million. Please note that non-GAAP performance measures should not eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please revise your future filings to remove these non-GAAP measures, or tell us why you believe you are in compliance with Item 10(e)(1)(ii)(B) of Regulation S-K.

-Fiscal Year Ended October 1, 2005 compared to Fiscal Year Ended
October 2, 2004, page 33

-Income Taxes, page 36

3. Further to the above, we note that you disclose that your effective tax rate was 31% excluding the goodwill impairment charges, income tax adjustment of $.8 million, and a sales return adjustment of $.2 million for the year ended October 1, 2005. While this type of disclosure is helpful in describing your results from period to period, it removes focus from the excluded items and may be misleading to investors. Please revise future filings to discuss changes in your GAAP-based results, identifying those unique or material transactions or events that contributed to the changes.



Form 8-K Filed on December 8, 2005

4. We note that you present non-GAAP measures in the form of statements of operations. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP revenue, non-GAAP cost of sales, non-GAAP SG&A, non-GAAP research and development expenses, non-GAAP income from operations, non-GAAP income before taxes which have not been identified or described to investors. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item
10 of Regulation S-K and Frequently Asked Questions No. 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors.
* To eliminate investor confusion, please remove the non-GAAP statements of operations format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.
* Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i)
of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure.
We may have further comment after receiving your response.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639 or me at (202) 551-3327 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James,
Senior Assistant Chief Accountant, at (202) 551-3671.


      							Sincerely,



								Michele Gohlke
								Branch Chief



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Mr. Roger A. Derse
White Electronic Designs Corporation
February 21, 2006
Page 1